SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on July 14, 2014, drawn up in summary form.

1.            Date, time and venue:  On July 14, 2014, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants:  Mr. Victorio Carlos De Marchi, co-Chairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, José Heitor Attilio Gracioso, Vicente Falconi Campos, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Leticia Rudge Barbosa Kina.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1. Ratification of the Capital Increase. After verification of the subscription and payment, by the shareholders of the Company, of 21,919,490 newly issued ordinary shares, issued pursuant to resolution of the General Extraordinary Shareholders Meeting held on April 28, 2014, to ratify an increase in the capital stock of the Company in the amount of R$ 352,684,594.10 and to allocate the amount of R$ 126,574.88 to the Capital Reserve Account – Goodwill in the subscription of shares.  The newly issued shares shall participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of June 30, 2014.

4.3. Distribution of dividends and interest on own capital. Based on the Company’s extraordinary balance sheet dated June 30, 2014, to approve the distribution of (i) dividends in the amount of R$ 0.06 for each share of the Company, to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for the same year. The distribution of dividends will be made without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”) of R$ 0.10 per share of the Company, to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for the same year. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.085 per share of the Company.

4.3.1. The aforementioned payments shall be made as from August 28, 2014 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including July 28, 2014, with respect to BM&FBovespa, and July 31, 2014, with respect to the New York Stock Exchange, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends  as from and including July 29, 2014.

5.      Closure:  With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, July 14, 2014.

/s/ Victorio Carlos De Marchi	/s/ Marcel Herrmann Telles

/s/ Roberto Moses Thompson Motta	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann

/s/ Marcos de Barros Lisboa	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Leticia Rudge Barbosa Kina Secretária

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer